Mail Stop 7010


September 12, 2005


Via U.S. mail and facsimile

Mr. Richard C. Levin
Chief Executive Officer
Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

Re: 	Spherix Incorporated
Registration Statement on Form S-2
Amendment No. 1
Filed August 26, 2005
File No. 333-126930


Dear Mr. Levin:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-2

General

1.       We are still considering your response to prior comment
3.

2.	We note your response to prior comment 5.  However, Item 512 of
Regulation S-K and our staff position require that you must file a prospectus supplement for these matters. You would only be permitted to include this information in a Form 8-K if you registered this offering on Form S-3.

3.	We note your revised disclosure in response to prior comment
6.
Please highlight upfront Cornell`s relationship with Yorkville and explain why they were paid and why they will be paid separate consideration upon each sale to Cornell.

4.	We note that you still refer to "market price" and "offering price" throughout the registration statement. Please revise to more accurately describe the price.

Prospectus Summary, page 1
The Offering, page 1

5.	Please provide the information regarding the terms of the
equity
distribution agreement in bullet format with appropriate sub-captions so that the information is easy to read and understand.

6.	Please confirm to us that Cornell will not sell shares short prior to effectiveness of this registration statement.

7.	In the fourth paragraph of this section where you state that
"Spherix is irrevocably bound to sell shares to Cornell," please also disclose that Cornell is irrevocably bound to purchase the shares. Please also comply on page 13.

Recent Developments, page 3

8.	We restate the portions of prior comment 18 to state that
your
stock could be delisted, the consequences to stockholders of being delisted and that your shares would be considered a penny stock which would cause limitations on their sales. Please also comply on page 8.

Standby Equity Distribution Agreement, page 12

9.	Please explain what "weighting the price" means and how you
will
weight the price "by the aggregate number of shares sold at that price."

Plan of Distribution, page 15

10.	We note your revised disclosure in response to prior comment
46.
Please describe how Newbridge participated as a placement agent.
In
this regard, address the fact that you had already entered into the agreement to sell the shares when you engaged them to act as placement agent.


*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Andrew Schoeffler, Staff Attorney, at (202)
551-
3748 or, in his absence, the undersigned at (202) 551-3767 with any questions.

Sincerely,



Jennifer Hardy
Legal Branch Chief


cc:	Mr. James E. Baker, Jr.
Baxter, Baker, Sidle, Conn & Jones, P.A.
120 E. Baltimore Street
Baltimore, Maryland 21202
Mr. Richard C. Levin
Spherix Incorporated
September 12, 2005
Page 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE